EXHIBIT 12.1

NEWPAGE HOLDING CORPORATION AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

							Successor— Period from May 1 to Dec. 31, 2005	Pro forma Year ended Dec. 31, 2005(1)
	Fiscal year ended Oct. 31, 2001	Period from Nov. 1, 2001 to Dec. 31, 2001	Year ended December 31,			Period from Jan. 1 to April 30, 2005
			2002	2003	2004
	(In millions of dollars)
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$(21)	$(9)	$(182)	$(147)	$(342)	$(16)	$(69)	$(97)
Interest and debt expense	3	—	8	10	9	21	121	173
Portion of rental expense deemed to be interest(2)	3	1	8	7	6	2	4	6
Distributed income of equity investee	—	—	8	12	12	2	8	10

Total earnings (loss)	$(15)	$(8)	$(158)	$(118)	$(315)	$9	$64	$92

Fixed charges:
Interest and debt expense	$3	$—	$8	$10	$9	$21	$121	$173
Portion of rental expense deemed to be interest(2)	3	1	8	7	6	2	4	6

Total fixed charges	$6	$1	$16	$17	$15	$23	$125	$179

Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—
Deficiency in earnings necessary to cover fixed charges	$(21)	$(9)	$(174)	$(135)	$(330)	$(14)	$(61)	$(87)

(1)
See "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information."

(2)
Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.